Exhibit 99.2

Update on Termination of ADR Facility and Substitution Listing

HONG KONG, December 19 2025 – On December 19, Santech Holdings Limited (“Santech” or the “Company”) (NASDAQ: STEC) announced that as the Company previously announced, the Company plans to cease the listing of its ADSs on Nasdaq Capital Market and list its ordinary shares of a par value of US$0.0020 each post Share Consolidation for trading on Nasdaq in substitution for its ADSs (the “Substitution Listing”).

The Depositary has announced on November 25, 2025 that at the request of the Company, the deposit agreement, dated March 25, 2021, among the Company, Deutsche Bank Trust Company Americas and beneficial owners and holders of the Company’s ADSs from time to time of American depositary receipts (the “ADRs”) evidencing ADSs issued thereunder will be terminated. Pursuant to the provisions of the deposit agreement, such termination will take effect at 8:00 a.m. (Eastern Time) on December 29, 2025. The Company expects that the ADSs will cease trading on Nasdaq before market opens on December 29, 2025 and will be automatically cancelled on the same day.

Immediately following the Termination of the ADR Facility, the Company will implement the Share Consolidation, pursuant to which every issued and unissued twenty (20) ordinary shares of par value US$0.0001 each be consolidated into one (1) ordinary share of par value US$0.0020 each. All fractional shares resulting from the Share Consolidation will be rounded up to the next whole share if the fractional interest is equal to or greater than one-half of a share, and rounded down to the next whole share if the fractional interest is less than one-half of a share. Each former ADS holder will be entitled to receive twenty (20) ordinary shares, with a par value of US$0.0020 each, for each ADS cancelled.

The Company expects that its ordinary shares will commence trading on Nasdaq on a post-Share Consolidation basis under a new symbol of “BVC” on or around December 29, 2025. However, there remains uncertainty regarding the timing of the Substitution Listing or whether the Company will be able to obtain clearance from Nasdaq to effectuate the Substitution Listing.

About Santech Holdings Limited

Santech Holdings Limited (NASDAQ: STEC) is a technology-focused company. The Company is actively developing technology businesses in verticals including e-commerce, digital assets, consumer healthcare, and other areas of consumer and enterprise technology. The Company believes that early-stage technology ventures may offer exceptional growth opportunities, and seeks to identify and nurture such high-potential ventures. For more information, please visit https://ir.santechholdings.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Santech Holdings Limited

Email: ir@santechholdings.com